HNR Acquisition Corp.

3730 Kirby Drive, Suite 1200

Houston, TX 77098

September 27, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F. Street, N.W.

Mail Stop 6010/3561

Washington, DC 20549

Attention:	Jenifer Gallagher, Staff Accountant
John Cannarella, Staff Accountant
Sandra Wall, Petroleum Engineer
John Hodgin, Petroleum Engineer
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney

Re:	HNR Acquisition Corp.
Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
Filed September 11, 2023
File No. 001-41278

Dear Miss Packebusch:

HNR Acquisition Corp. (the “Company”) confirms receipt of the letter dated September 22, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. Please find enclosed a complete copy of Amendment No. 5 (“Amendment No. 5”) to the above-referenced filing (as amended by Amendment No. 5, the “Proxy Statement”).We are responding to the Staff’s comments as set forth below. The Staff’s comments are set forth below, followed by the Company’s response in bold:

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Cover Page

1.	We note you disclose that approval of the Purchase Proposal, Incentive Plan Proposal, the NYSE American Proposal and the Adjournment Proposal each require the affirmative vote of a majority of votes cast by holders of shares of SPAC Common Stock present in person or by proxy at the Special Meeting and entitled to vote thereon. You also disclose that approval of the Charter Proposal requires the affirmative vote of the holders of a majority of the SPAC Common Stock entitled to vote. This appears inconsistent with your disclosure that a failure to vote or provide voting instruction for the Purchase Proposal and the Charter Proposal will have the same effect as a vote Against the Purchase Proposal and Charter Proposal, but will have no effect on the outcome of any other proposal in this proxy. Please revise or advise.

RESPONSE: In response to the Staff’s comment, the Company has updated the Proxy Statement throughout to indicate that an abstention only has the effect of a vote “AGAINST” the Charter Proposal, but has no effect on the other proposals included in the proxy statement.

2.	We note you disclose here and elsewhere that the holders of OpCo Class B units will be required to exchange all of their Class B Units (a “Mandatory Exchange”) upon the occurrence of the following: (i) upon the direction of the Company with the consent of at least fifty percent (50%) of the holders of OpCo Class B Units; or (ii) upon the one-year anniversary of the Mandatory Conversion Trigger Date. However, you disclose on page 28 that the Mandatory Exchange will occur upon the Mandatory Conversion Trigger Date. Please advise or revise.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 28 and 32 of the Proxy Statement to clarify that the Mandatory Exchange occurs upon the occurrence of the following: (i) upon the direction of the Company with the consent of at least fifty percent (50%) of the holders of OpCo Class B Units; or (ii) upon the one-year anniversary of the Mandatory Conversion Trigger Date; which this matches the disclosure elsewhere in the Proxy Statement.

Summary Term Sheet, page 1

3.	We note the transactions contemplated by the membership interest purchase agreement, as amended and restated on August 28, 2023, will result in your post-purchase company organized in an “Up-C” structure. Please tell us whether the parties to the MIPA also entered into a tax receivable agreement, as is typically the case with Up-C structures. If so, please expand your disclosures throughout the proxy to provide details for this related agreement, and also file a copy of the agreement as an annex or exhibit.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that no tax receivable agreement was entered into in connection with the A&R MIPA.

Q: What is an “Up-C” structure?, page 14

4.	Please expand your disclosure to explain the business or strategic rationale for use of the “Up-C” structure. Please also highlight any significant tax or other material benefits to CIC as Partner/Seller so long as it owns interests directly through Units of OpCo.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 15-16 of the Proxy Statement to provide the rationale for the use of the “Up-C” structure and the tax benefits Seller received therefrom.

Summary of the Proxy Statement

Impact of the Purchase on HNRA’s Public Float, page 33

5.	Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. For example, please disclose the impact of the OpCo Class B Units, the OpCo Preferred Units and the Preferred Stock PIPE at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. We also note your disclosure on page 35.

RESPONSE: In response to the Staff’s comment, the Company has revised the tables in the Proxy Statement to disclose the impact of the OpCo Class B Units, the OpCo Preferred Units and the Preferred Stock PIPE at each of the redemption levels.

Ownership Structure of HNRA after the Closing, page 34

6.	We note that the chart reflects that OpCo Class B common units and OpCo Preferred Units are held by CIC Partner/Seller. Please revise this chart to include the number of OpCo Class B common units and OpCo Preferred Units held by CIC Partner/Seller. In addition, quantify the percentage of equity interests to be held in OpCo by CIC Partner /Seller.

RESPONSE: In response to the Staff’s comment, the Company has updated the ownership structure chart after closing to indicate the number of OpCo Class B Unit, the number of OpCo Preferred Units, and the percentage of units held by Seller assuming maximum redemption and maximum issuance of the OpCo Preferred Units.

Summary of the Proxy Statement

Opinion of RSI & Associates, page 39

7.	Please expand your disclosure to clarify that RSI & Associates’ amended fairness opinion is based on the Cobb & Associates 3rd Party Engineering Study as of December 31, 2022 revised on April 25, 2023 to exclude the 10% overriding royalty interest now held by Pogo Royalty, LLC. This comment also applies to the disclosure on page 123 and in the RSI & Associates, Inc. amended fairness opinion included as Annex C.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 41 and 126 and Annex C to include reference to the Cobb & Associates 3rd Party Engineering Study as of December 31, 2022 revised on June 30, 2023 to exclude the 10% overriding royalty interest now held by Pogo Royalty, LLC.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Statements

Note 3 - Preliminary Price Allocation, page 92

8.	We note under the 50% redemption scenario you indicate the purchase price consideration includes the full amount of the Promissory Note to Sellers of Pogo and the issuance of 85,000 OpCo Preferred Units. However, we note pro forma adjustment (N) reflects the issuance of only $13,307,21 in principal under Seller Promissory Note, and there is no issuance of OpCo Preferred Units under the scenario on the pro forma balance sheet. Please address this inconsistency.

RESPONSE: In response to the Staff’s comment, the Company has revised the Proxy Statement to remove the inconsistency and accurately reflected the estimated purchase price consideration.

9.	Please revise the details depicting the preliminary purchase price under the maximum redemption scenario to indicate 2,000,000 OpCo Preferred Units will be issued rather than 85,000 OpCo Preferred Units.

RESPONSE: In response to the Staff’s comment, the Company has revised the Proxy Statement to indicate 2,000,000 issued OpCo Preferred Units in the maximum redemption scenario.

Note 4 - Adjusted to Pro Forma Combined Financial Information, page 93

10.	We note pro forma adjustment (D) reflects the issuance of 2,000,000 OpCo Class B units issued to the sellers of Pogo. Please refer to the guidance in FASB ASC 810-10-45-16, and revise your pro forma balance sheet to present the Seller’s ownership interest in OpCo as a noncontrolling interest rather than Additional paid in capital or explain in further detail why it is appropriately classified within your equity.

RESPONSE: In response to the Staff’s comment, the Company has reviewed the guidance in FASB ASC 810-10-45-16. As the Company’s revised disclosures now indicate, the unaudited pro forma combined financial information assumes the exercise of the OpCo Class B unit holders Exchange Right, whereby they elect to convert outstanding Class B Units of OpCo, and whereby the OpCo elects to issue Class A Common shares of the Company. Therefore, the Company has not presented any noncontrolling interest for the OpCo Class B Units issued to the sellers of POGO. We do note that the OpCo Preferred Units issued to the Sellers in the maximum redemption scenario are presented as a noncontrolling interest of the Company’s subsidiary in the maximum redemptions scenario, as required under FASB ASC 810-10-45-16.

11.	In the note for pro forma adjustment (E) you state that you are required to pay the $1,300,000 deferred underwriter commission in cash 90 days after the closing date. Please include a pro forma adjustment to reflect this obligation as a current liability.

RESPONSE: In response to the Staff’s comment, the Company has revised its pro forma adjustments in the Proxy Statement to present the remaining deferred underwriter commission as a current liability.

12.	We understand the maturity note of the promissory note is six months from the closing of the transactions contemplated by the MIPA. Please revise pro forma adjustment (N) to present the outstanding principal of the promissory note as a current liability.

RESPONSE: In response to the Staff’s comment, the Company has revised its pro forma adjustments in the Proxy Statement to present the Seller Promissory Note as a current liability.

Adjustments to Unaudited Pro Forma Combined Statements of Operations, page 94

13.	Please revise your pro forma statements of operations to present net income or loss from continuing operations attributable to the controlling interest as required by Rule 11-02(a)(5) of Regulation S-X.

RESPONSE: In response to the Staff’s comment, the Company has revised its pro forma statements of operations in the Proxy Statement to present net income or loss from continuing operations attributable to the controlling interest. As noted in our response to comment 10, there is no portion of the subsidiary’s results of operations applicable to a non-controlling interest in the “no redemptions” and “50% redemptions” scenarios. In the “maximum redemptions” scenario, under the terms of the A&R OpCo LLC Agreement, the OpCo Preferred Unit holders do not receive any share of net profits or losses, and as such, no net income or loss attributable to noncontrolling interest is presented in the pro forma statements of operations.

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Information

6. Supplemental Oil and Gas Reserve Information (Unaudited), page 97

14.	Please expand the discussion of the pro forma estimates of proved oil and gas reserves and discounted future net cash flows prepared by William M. Cobb & Associates to reference the pro forma reserve reports, as of December 31, 2021 (updated July 12, 2023) and 2022 (updated April 25, 2023), respectively, which exclude the 10% overriding royalty interest not acquired in the amended transaction. Also, identify the corresponding attachments filed as Annex D and Annex E, respectively, and modify Table of Contents to clarify these reports represent the pro forma estimates, e.g. excludes the 10% overriding royalty interest not acquired in the amended transaction. Refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K and FASB ASC 932-235-50-10 and 50-36.

RESPONSE: In response to the Staff’s comment, the Company has revised page 99 and the Table of Contents of the Proxy Statement.

15.	Please modify the pro forma presentations of the estimated net quantities of oil and gas reserves (page 97), the standardized measure of discounted future net cash flows (page 98), and the changes in standardized measure (page 98) to reconcile the original transaction estimates for the historical HNR Acquisition Corporation and Pogo Resources, LLC to the current amended transaction estimates (reduced by the 10% overriding royalty interest) for Pogo Resources, LLC and the resulting Pro Forma Combined estimates.

RESPONSE: In response to the Staff’s comment, the Company has revised disclosure on pages 100 and 101 of the Proxy Statement.

16.	The pro forma summary of changes in estimated proved reserves includes “revisions of previous estimates” which references footnote (1); however, footnote (1) and its accompanying explanation are not provided. Please revise your disclosure to provide the referenced footnote to identify and quantify each individual factor that contributed to the overall change in the line item. If two or more unrelated factors are combined to arrive at the overall change, your revised disclosure should separately identify and quantify each factor, including offsetting factors, so the change in net reserve quantities between periods is fully explained. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

RESPONSE: In response to the Staff’s comment, the Company has revised disclosure on page 100 of the Proxy Statement.

Background of the Purchase, page 114

17.	Please substantially expand your disclosure to discuss the negotiation of key aspects of the proposed transaction, including the “Up-C” structure, A&R MIPA, Option Agreement, Backstop Agreement, the Escrow Agreement, Board Designation Agreement and PIPE Investment. Your discussion should include the underlying reasons for the negotiation of such structure and agreements, and identify the individuals that participated in any negotiation and the material terms negotiated. For example, clarify how the parties determined the type and amount of consideration and the rational for reducing the purchase price from $120 million in the Original MIPA to $90 million in the A&R MIPA and the rationale for receiving an updated opinion from RSI & Associates.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 121-123 of the Proxy Statement to provide expanded disclosure regarding the negotiation of key aspects of the amended transaction.

Fairness Opinion of RSI & Associates, Inc., page 123

18.	We note RSI & Associates, Inc. has updated their fairness opinion. Please clarify whether HNRA paid an additional fee for the revised opinion. In this regard we note your disclosure regarding the aggregate fee of $54,210 is unchanged in this amendment.

RESPONSE: In response to the Staff’s comment, the Company has revised page 127 of the Proxy Statement to indicate the aggregate fee payable to RSI & Associates of $75,829.

Proposal No. 3 - The NYSE American Proposal, page 137

19.	We note that Proposal No. 3 does not include the 2,000,000 OpCo Class B Units that comprise a portion of the Aggregate Consideration for the Target Interests. Please advise or revise.

RESPONSE: In response to the Staff’s comment, the Company has revised page 141 of the Proxy Statement to include reference to the up to 2,000,000 OpCo Class B Units that are issuable as a portion of the Aggregate Consideration.

Information About Pogo

Crude Oil and Natural Gas Data, page 145

20.	Please file the reserves reports prepared by William M. Cobb & Associates including the 10% overriding royalty interests as of December 31, 2021 and 2022 (updated March 23, 2023) consistent with the estimate presented on pages 147, 148, F-64, F-66 and F-67 and list these reports in the Table of Contents. Also, expand the discussion on pages 145, 146, 148, and F-64 to identify the reports shown in the Table of Contents and clarify that the estimates of proved oil and gas and discounted future net cash flows represent Pogo Resource, LLC total interests including the 10% overriding royalty interests not acquired by HNR Acquisition Corporation in the transaction. Refer to the disclosure requirements in Item 1202(a)(8) of Regulation S-K and FASB ASC 932-235-50-10 and 50-36.

RESPONSE: In response to the Staff’s comment, the Company has added the reserve reports prepared by William M. Cobb & Associates including the 10% overriding royalty interests as of December 31, 2021 and 2022 as Annex F and Annex G, respectively. Additionally, the Company has updated i, 149, 150, and 152 of the Proxy Statement to clarify that the estimates of proved oil and gas and discounted future net cash flows represent Pogo Resources, LLC total interests including the 10% overriding royalty interests not acquired by the Company in the transaction. However, we did not update page F-64, as that page is within the previously audited Pogo financial statement disclosure for the year ending December 31, 2022. As such, the amendment to the transaction was subsequent to the financial statements and thus we did not consider it necessary to update that page.

Beneficial Ownership of Securities, page 211

21.	Please revise your beneficial ownership table to include the beneficial interest in voting securities held by HNRAC Sponsors LLC. In that regard, we note your tabular disclosure on page 33 states that all 2,501,250 of the Founders Shares are owned by the Sponsor and its transferees. Please also revise your disclosure to identify the natural person or persons who have voting and/or investment control of the shares held by Pogo Royalty, LLC and advise why you have removed Seller from the beneficial ownership table. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 215 and 216 of the Proxy Statement. We advise the Staff that revisions were made to footnote (4) of the table because, originally, the owners of the Sponsor agreed to divest the shares held by Sponsor to its equity owners; however the owners of the Sponsor subsequently rescinded such transfers, and thus the corresponding change to the footnote and number of shares owned by Sponsor compared to the prior version of the Proxy Statement. In addition, we advise the Staff that Sponsor does not have beneficial interests in the other Founder Shares that have been transferred by Sponsor.

Where You Can Find More Information, page 216

22.	Please incorporate by reference your current reports on Form 8-K filed August 30, 2023 and September 13, 2023.

RESPONSE: In response to the Staff’s comment, the Company has revised page 220 of the Proxy Statement.

Annex, page A-1

23.	Please file a complete copy of the A&R MIPA at Annex A, including all exhibits.

RESPONSE: In response to the Staff’s comment, the Company has updated Annex A to include all exhibits that have not been omitted in accordance with Item 601(b)(2) of Regulation S-K or that are not already included as annexes.

General

24.	We note your disclosure that in connection with the transactions contemplated by the MIPA, you may complete the Preferred Stock PIPE Investment. Please update your disclosure to discuss the current status of the Preferred Stock PIPE Investment. In that regard, we note your disclosure on page 20 and risk factor disclosure on page 74 indicates that you may not have sufficient cash to close the Purchase if you are not able to complete the Preferred Stock PIPE Investment and a substantial number of public stockholders exercise their redemption rights. In addition, when known, please disclose if the SPAC Sponsor, directors, officers or their affiliates will participate in the potential Preferred Stock PIPE Investment.

RESPONSE: As of now, there is no update to the Preferred Stock PIPE Investment. The Company has revised the Proxy Statement to indicate that it is not anticipated that the Sponsor, any directors of the Company, or any officers of the Company, or any of their respective affiliates, will participate in the Preferred Stock PIPE Investment.

25.	Please provide a summary of the purpose and effect of the Backstop Agreement, including whether and how certain parties to the business combination or their affiliates may benefit from the Backstop Agreement.

RESPONSE: In response to the Staff’s comment, the Company has revised the cover page, and pages 4, 33, 87, 116, 197, F-44 of the Proxy Statement to provide further information on the purpose and effect of the Backstop Agreement and the primary benefits to the parties.

26.	We note the Seller Promissory Note is payable within six-months following the closing of the transaction contemplated in the MIPA. Please discuss the impact such Seller Promissory Note will have on your liquidity and capital resources after the closing of the purchase. Also, disclose the source of the funds to be used to make such payments.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 30 and 199 to discuss the impact on liquidity and the proposed source of funds for payment.

We greatly appreciate the Staff’s patience with this file. The Company is hopeful that it can clear comments by September 29, 2023, so that the Company may hold a stockholder meeting by mid-October. We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Matthew Ogurick of the law firm Pryor Cashman LLP at (212) 326-0243, and we welcome a conference call to discuss further.

Very truly yours,

/s/ Donald H. Goree
Name:	Donald H. Goree
Title:	Chief Executive Officer

cc:	Matthew Ogurick